UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 7, 2025

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In the Matter of

SpringBig Holdings, Inc.
621 NW 53rd Street
Suite 500
Boca Raton, Florida 33487

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-266138

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SpringBig Holdings, Inc. filed with the Commission a post-effective amendment No. 2 to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment has been on file for more than nine months and has not yet become effective.

SpringBig Holdings, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment No. 2 to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the post-effective amendment No. 2 to the registration statement be declared abandoned on January 7, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief